Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Algonquin Power & Utilities Corp. (“AQN”)
354 Davis Road
Oakville, Ontario
L6J 2X1

Item 2.	Date of Material Change

August 9, 2024

Item 3.	News Release

The news release referenced herein was disseminated through the facilities of CNW Group (Cision) on August 9, 2024. A copy of the news release has also been filed under AQN’s profile on SEDAR+ at www.sedarplus.ca.

Item 4.	Summary of Material Change

On August 9, 2024, AQN announced that it had entered into a definitive agreement (the “Securities Purchase Agreement”) to sell its renewable energy business (excluding its hydro assets) to Altius Renewables, ULC (the “Purchaser”), a wholly-owned subsidiary of LS Power Equity Partners Renewable V AIV, L.P., for total consideration of up to US$2.5 billion excluding debt (the “Transaction”).

Item 5.	Full Description of Material Change

On August 10, 2023, AQN announced its intention to pursue a sale of its renewable energy business following a strategic review initiated with the aim of enhancing shareholder value.

On August 9, 2024, as a result of a competitive sale process, AQN announced that it had entered into the Securities Purchase Agreement with the Purchaser, pursuant to which the Purchaser will acquire the renewable energy business (excluding hydro) by way of an acquisition of 100% of the issued and outstanding trust units of Algonquin Power Co. (“APCo”, and such units, the “Purchased Interests”) for total consideration of up to US$2.5 billion excluding debt, consisting of US$2.28 billion of cash at closing (subject to certain closing adjustments) and up to US$220 million of cash pursuant to an earn out agreement relating to certain wind assets (the “Earn Out”).  The cash purchase price payable by the Purchaser on closing will be subject to working capital, cash and debt adjustments, as well as certain adjustments related to AQN’s construction projects and tax equity arrangements in respect of certain projects.

The Securities Purchase Agreement provides for customary closing conditions in favour of each party, as applicable, related to, among other things, the truth of representations and warranties, the performance of covenants, the completion of certain pre-closing reorganization steps in order to, among other things, remove certain hydro assets from the Transaction perimeter, and the termination of certain indebtedness. The closing of the Transaction is also conditional on (i) the receipt of certain required regulatory approvals, including but not limited to under the Investment Canada Act (Canada), the Competition Act (Canada), the Hart-Scott Rodino Antitrust Improvements Act of 1976 and the approval of the U.S. Federal Energy Regulatory Comission; and (ii) the provision of certain regulatory notices to the U.S. Federal Energy Regulatory Commission and PJM Interconnection, L.L.C.

The Securities Purchase Agreement provides for customary termination rights, including (i) in the event of a breach by either party (subject to customary cure provisions) that would result in any of the conditions to closing related to representations and warranties or performance of covenants not being satisfied; (ii) in the event that closing of the Transaction has not occurred within nine months of the date of the Securities Purchase Agreement, subject to certain extensions in the event that the only outstanding condition to be satisfied is approval from the U.S. Federal Energy Regulatory Commission; (iii) in the event of any law or order that restrains, enjoins or otherwise prohibits the consummation of the Transaction; or (iv) in the event that the aggregate of costs, lost profits and lost property value related to any one or more casualty, eminent domain or condemnation proceeding equals an amount in excess of US$110,000,000.

In the event the Securities Purchase Agreement is terminated by AQN in the event of a breach by the Purchaser that would result in any of the conditions to closing related to representations and warranties or performance of covenants not being satisfied, the Purchaser shall pay to AQN a termination fee of US$100,000,000.

The Securities Purchase Agreement also provides for customary representations and warranties and interim period operating covenants for a transaction of this nature, as well as indemnification by AQN in connection with the consummation of the pre-closing reorganization, breach of covenants, certain tax matters and certain other retained matters.

AQN expects the Transaction to close in the fourth quarter of 2024 or the first quarter of 2025 and to receive estimated cash proceeds of approximately US$1.6 billion (excluding the Earn Out) after repaying construction financing, and net of taxes, transaction fees and other closing adjustments.

The foregoing description of the Transaction and the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which will be available under AQN’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information please contact Jennifer Tindale, Chief Legal Officer and Corporate Secretary of AQN, at (905) 465-4500.

Item 9.	Date of Report

August 19, 2024